Commission File Number

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 16, 2006

eircom Group plc

Valentia Telecommunications

eircom Funding

eircom Limited

(Translation of registrant’s name into English)

114 St. Stephen’s Green West,

Dublin 2

Ireland

Tel: (+353) 1 602 7900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 16, 2006, eircom Group plc, Valentia Telecommunications, eircom Funding, and eircom Limited released their quarterly bond report, for the third quarter ended December 31, 2005, a copy of which is attached as Exhibit 99.1 hereto.

On February 16, 2006 Valentia Telecommunications, issued a Press Release, a copy of which is attached as Exhibit 99.2 hereto.

Disclosure Regarding Forward-Looking Statements

This report may include forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology, or by discussions of strategy. These forward-looking statements include all matters that are not historical facts.

EXHIBIT LIST

Exhibit	Description
99.1	Quarterly and Nine Month Report for 31 December 2005
99.2	Valentia Telecommunications press release dated 16 February 2005

Exhibit 99.1

eircom Group plc

Quarterly and Nine-month Report

31 December 2005

Issued 16 February 2006.

eircom Group plc

THIRD QUARTER RESULTS ANNOUNCEMENT

TO 31 DECEMBER 2005

HIGHLIGHTS FOR THE NINE-MONTH PERIOD UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

•	Revenue of €1,226 million (compared to €1,199 million last year).

•	EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments, of €440 million, resulting in an EBITDA margin on the same basis of 36%.

•	Significant pre taxation profits on disposal of property and investments in the nine months of c. €51 million, not included above, and c. €60 million of cash received.

•	€171 million of capex cash outflow in the nine months, with a focus on increasing capacity, demand led growth and DSL roll-out.

•	Increased sales & marketing spend and discounts to drive DSL and Talktime packages. DSL customers increased to 200,000 at 31 December 2005 and to 215,000 customers as of 9 February 2006.

•	€103 million cash inflow in the nine months, after interest (net) and dividend payments of €179 million.

•	Meteor results for one month included in this results announcement. Total mobile subscribers of 565,000 as at 31 December 2005.

HIGHLIGHTS FOR THE QUARTER UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

•	Revenue of €424 million (compared to €399 million last year).

•	EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments, of €142 million, resulting in an EBITDA margin on the same basis of 33%.

•	The acquisition by eircom Limited of Meteor Ireland Holdings, LLC, the holding company of Meteor Mobile Communications Limited, from Western Wireless International Holding Corporation was completed on 23 November 2005.

•	The rights issue to fund the acquisition of Meteor was completed on 7 October with 313,349,862 ordinary shares being issued at a share price of €1.35 per share.

eircom Group plc

Commenting on the results, eircom Chief Executive, Dr Philip Nolan said:

As we face the strategic challenges of positioning eircom for future growth, these results demonstrate solid progress towards our strategic goals of defending our fixed line base, growing broadband and re-entering the mobile market.

In summary the results show group revenue, up €27 million at €1,226 million for the nine months, but with EBITDA down €17 million (4%) to €440m over the period. The revenue growth is largely due to the inclusion of Meteor revenue for month of December.

There are two factors that explain the EBITDA reduction. Firstly, in common with other incumbents, eircom faces margin contraction due to increasing competition. Secondly, we are investing to drive increased DSL and line penetration to grow future revenue. These actions yield winback rates of 78% and a DSL customer base of 215,000 on 9 February 2006.

Meteor’s performance in the last quarter has been exceptionally strong. Subscriber numbers have grown to 565,000, up 66% year on year. We estimate Meteor’s market share by subscriber at close to 14%, well on its way to our 20% target. Post paid subscribers now make up 6% of the base and accounted for c.12% of the net adds in the last quarter. Meteor has thus established a strong position from which we can build a significant mobile presence.

These results illustrate how eircom is laying the foundations on which to create a growing business as a provider of the full range of telecommunications services. The acquisition and integration of Meteor is already demonstrating success and we are investing to grow new fixed line revenues in broadband.

16th February 2006

eircom Group plc

Financial Highlights

	Quarter ended Dec 2004	Quarter ended Dec 2005	% Change[1]	9 months ended Dec 2004	9 months ended Dec 2005	% Change[1]
	€’m	€’m		€’m	€’m
Revenue	399	424	6	1,199	1,226	2
EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	153	142	(7)	457	440	(4)
Operating profit before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	78	66	(15)	228	227	—
Group operating profit	71	56	(21)	160	236	48

Operational Highlights

	Quarter ended Dec 2004	Quarter ended Dec 2005	% Change[2]	9 months ended Dec 2004	9 months ended Dec 2005	% Change[2]
Total access channels (thousands)				2,086	2,187	5
Retail traffic minutes (millions)	2,801	2,550	(9)	8,790	7,879	(10)
Wholesale interconnect minutes (millions)	2,034	2,334	15	5,847	6,862	17
Period-end headcount for total company (excluding agency and Meteor)				7,444	7,258	(2)
Total mobile subscribers (thousands)				—	565	n/a

Key Ratios

	Quarter ended Dec 2004%[1]	Quarter ended Dec 2005%[1]	9 months ended Dec 2004%[1]	9 months ended Dec 2005%[1]
EBITDA margin before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	38	33	38	36
Operating profit margin before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	20	16	19	19
Operating profit margin	18	13	13	19

eircom Group plc

Reconciliation of earnings before interest, taxation, depreciation, amortisation, restructuring programme costs, non-cash pension charges and profit on disposal of property and investments to operating profit

	Quarter ended Dec 2004	Quarter ended Dec 2005	9 months ended Dec 2004	9 months ended Dec 2005
	€’m	€’m	€’m	€’m
Fixed line services operating profit	71	60	160	240
Mobile services operating loss	—	(4)	—	(4)

Operating profit	71	56	160	236
Profit on disposal of property and investments	—	(4)	—	(51)
Restructuring programme costs	3	—	57	—
Non-cash pension charges	4	14	11	42

Operating profit before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	78	66	228	227
Depreciation and amortisation (net)	75	76	229	213

EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	153	142	457	440

eircom Group plc

Consolidated Income Statement - unaudited

For the Quarter Ended 31 December

	Notes	2004	2005
		€’m	€’m
Revenue		399	424

Operating costs excluding depreciation, amortisation and restructuring programme costs		(250)	(296)
Depreciation and amortisation		(75)	(76)
Restructuring programme costs		(3)	—

Profit on disposal of property and investments		—	4

Operating profit		71	56

Finance costs		(35)	(38)

Finance income		3	6

Finance costs - net		(32)	(32)

Share of associates profit		—	—

Profit before income tax		39	24

Income tax expense, net of deferred tax		(5)	(5)

Profit for period		34	19

Earnings per share attributable to the equity holders of the group during the quarter
- basic		0.04	0.01

- diluted		0.04	0.01

The accompanying notes form an integral part of the financial information.

eircom Group plc

Consolidated Income Statement - unaudited

For the Nine-months Ended 31 December

	Notes	2004	2005
		€’m	€’m
Revenue		1,199	1,226

Operating costs excluding depreciation, amortisation and restructuring programme costs		(753)	(828)
Depreciation and amortisation		(229)	(213)
Restructuring programme costs		(57)	—

Profit on disposal of property and investments		—	51

Operating profit		160	236

Finance costs		(104)	(116)

Finance income		11	19

Finance costs - net		(93)	(97)

Share of associates profit		—	—

Profit before income tax		67	139

Income tax expense, net of deferred tax		(10)	(29)

Profit for period		57	110

Earnings per share attributable to the equity holders of the group during the period
- basic	5	0.06	0.13

- diluted	5	0.06	0.13

The accompanying notes form an integral part of the financial information.

eircom Group plc

Consolidated Balance Sheet - unaudited

As at 31 December

	Notes	31 March 2005	31 Dec 2004	31 Dec 2005
		€’m	€’m	€’m
Assets
Non-current assets
Intangible assets	6	686	683	991
Property, plant & equipment		2,032	2,037	2,110
Investment in associates		1	—	—
Retirement benefit asset		190	193	148
Financial assets at fair value through income statement		50	61	54
Other assets		118	119	134

		3,077	3,093	3,437

Current assets
Inventories		11	11	15
Trade and other receivables		303	330	363
Financial assets at fair value through income statement		22	22	18
Other assets		9	9	10
Restricted cash		1	2	—
Cash & cash equivalents		388	396	495

		734	770	901

Total assets		3,811	3,863	4,338

Liabilities
Non-current liabilities
Borrowings and derivative financial instruments	7	2,201	2,268	2,271
Lease obligations		118	119	134
Capital grants		9	9	8
Deferred income tax liabilities		209	210	198
Provisions for other liabilities and charges		205	221	197

		2,742	2,827	2,808

Current liabilities
Borrowings and derivative financial instruments	7	68	1	173
Lease obligations		9	9	10
Trade and other payables		587	622	667
Current income tax liabilities		11	29	49
Provisions for other liabilities and charges		19	19	18

		694	680	917

Total liabilities		3,436	3,507	3,725

Equity
Equity share capital		75	74	119
Other equity share capital		86	88	—
Share premium account		218	217	218
Capital redemption reserve		35	35	35
Group merger reserve		180	180	100
Other reserves		—	—	370
Cash flow hedging reserve		—	—	(23)
Retained earnings		(219)	(238)	(206)

Total equity		375	356	613

Total liabilities & equity		3,811	3,863	4,338

The accompanying notes form an integral part of the financial information.

eircom Group plc

Consolidated cash flow statement - unaudited

For the Nine-months Ended 31 December

	Notes	Dec 2004	Dec 2005
		€’m	€’m
Cash inflow from operating activities
Cash generated from operations	8	401	422
Income tax refund		3	2
Income tax paid		(3)	(3)
Tax paid on gain on exit from Golden Pages		(38)	—

Net cash generated from operating activities		363	421

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired		—	(420)
Disposal of associate undertaking		—	2
Purchase of property, plant & equipment (PPE)		(144)	(171)
Proceeds from sale of PPE and investments		3	60
Purchases of intangible assets		(2)	(5)
Proceeds from restricted cash		68	1
Interest received		3	8
Dividends received		—	1

Net cash used in investing activities		(72)	(524)

Cash outflows from financing activities
Redemption of preference shares		(68)	(1)
Expenses paid in respect of shares issued		(33)	(10)
Proceeds from issue of share capital		2	—
Proceeds from rights issue		—	404
Dividends paid to equity shareholders		(32)	(99)
Dividends paid to preference shareholders		(11)	(10)
Interest paid		(79)	(78)
Interest paid on exit from interest rate swaps		(24)	—
Debt issue costs paid		(2)	—

Net cash (used in) / from financing activities		(247)	206

Net increase in cash and cash equivalents		44	103
Cash and cash equivalents at beginning of period		351	388

Cash and cash equivalents at end of period		395	491

The accompanying notes form an integral part of the financial information.

eircom Group plc

Consolidated statement of changes in shareholders’ equity - unaudited

	Equity share capital	Other equity share capital	Share premium account	Capital redemption reserve	Group merger reserve	Other reserves	Cash flow hedging reserve	Retained earnings	Total equity
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Balance at 1 April 2004	74	122	247	33	180	—	—	(237)	419

Currency translation differences	—	—	—	—	—	—	—	(1)	(1)

Net expense recognised directly in equity	—	—	—	—	—	—	—	(1)	(1)
Profit for period	—	—	—	—	—	—	—	57	57

Total recognised income for the period	—	—	—	—	—	—	—	56	56
Dividends relating to preference shareholders	—	—	—	—	—	—	—	(16)	(16)
Dividends relating to ordinary shareholders	—	—	—	—	—	—	—	(37)	(37)
Issue of share capital	—	—	2	—	—	—	—	—	2
Transfer to capital redemption reserve on redemption of shares	—	—	—	2	—	—	—	(2)	—
Redemption of preference shares	—	(34)	(32)	—	—	—	—	(2)	(68)

Balance at 31 December 2004	74	88	217	35	180	—	—	(238)	356

Balance at 31 March 2005	75	86	218	35	180	—	—	(219)	375

Effect of adoption of IAS 32 & IAS 39	6	(86)	—	—	(80)	—	(25)	—	(185)

Balance at 1 April 2005	81	—	218	35	100	—	(25)	(219)	190

Cash flow hedges, net of tax	—	—	—	—	—	—	2	—	2
Currency translation differences	—	—	—	—	—	—	—	1	1

Net income recognised directly in equity	—	—	—	—	—	—	2	1	3
Profit for period	—	—	—	—	—	—	—	110	110

Total recognised income for the period	—	—	—	—	—	—	—	111	113
Share option scheme	—	—	—	—	—	—	—	1	1
Dividends relating to ordinary shareholders	—	—	—	—	—	—	—	(99)	(99)
Conversion of convertible preference shares	7	—	—	—	—	7	—	—	14
Rights issue	31	—	—	—	—	373	—	—	404
Expenses payable in respect of rights issue	—	—	—	—	—	(10)	—	—	(10)

Balance at 31 December 2005	119	—	218	35	100	370	(23)	(206)	613

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

1. Basis of preparation

First Time Adoption of International Financial Reporting Standards (IFRS)

Previously the group prepared its audited annual financial statements and unaudited quarterly results under UK GAAP. From 1 April 2005, the group is required to present its annual consolidated financial statements in accordance with accounting standards adopted for use in the EU.

In preparing this financial information management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the group prepares its first set of financial statements, in accordance with accounting standards adopted for use in the EU as of 31 March 2006. As a result, although this financial information is based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, IFRS standards and IFRIC interpretations are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. Therefore, until the group prepares its first set of financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 “First time adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS.

As permitted, the group has chosen not to adopt IAS 34 “Interim financial statements” in preparing its 2005 interim statements, and therefore this quarterly financial information is not in compliance with IFRS.

The impacts of adopting IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement”, are not included in the year ended 31 March 2005 comparatives in accordance with IFRS 1. Previously, the group followed UK GAAP.

IFRS 1 Transition

The group has applied the provisions of IFRS 1 in arriving at appropriate opening balances, for the purposes of the financial information in this document. The significant decisions taken in respect of availing, or otherwise, of the exemptions available are as follows:

Business combinations

The group has not applied IFRS 3, “Business combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the UK GAAP balance sheet as at 31 March 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired.

Property, plant and equipment

The group has elected to measure its land & buildings at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the date of transition as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1. The group will not revalue property, plant and equipment going forward.

Employee benefits

The group is electing to use the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

Mandatory exceptions

Derecognition of financial assets and liabilities

In accordance with IFRS 1, as a first-time adopter, the group has applied the derecognition requirements in IAS 39 prospectively from the effective date of IAS 39 for transactions that occurred after 1 January 2004.

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the group did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

Estimates

In accordance with IFRS 1, as a first-time adopter, the group did not revise estimates on transition to reflect new information subsequent to the original estimates.

Assets classified as held for sale and discontinued operations

The group has no non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued.

First time application of IFRS relating to financial instruments and insurance contracts

In addition to the options described above, IFRS 1 also includes specific transitional provisions for IAS 32 and IAS 39. The group has availed of these transitional provisions and therefore has not applied these standards to the year ended 31 March 2004 and 31 March 2005 comparatives.

The impact of applying these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the year ended 31 March 2004 and 31 March 2005, financial instruments are included using the measurement bases and the disclosure requirements of UK GAAP.

This information is not prepared in accordance with US GAAP and is not intended to comply with SEC regulations.

2. Provisional Accounting Policies under IFRS

(a) Basis of accounting

The consolidated financial statements of the group have been prepared in accordance with IFRS. The consolidated financial statements have been prepared under the historical cost convention. With effect from 1 April 2005 the historical cost convention has been modified by the revaluation of financial assets and certain financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company’s accounting policies.

(b) Basis of consolidation

The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Group plc, and its subsidiary undertakings. The subsidiary undertakings’ financial years are all coterminous with those of the company.

(i) Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the group owns more than 50% of the voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of eircom Group plc and its subsidiaries after eliminating intercompany balances and transactions.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

(ii) Associates

An associate is an entity that is neither a subsidiary nor a joint venture over whose operating and financial policies the group exercises significant influence. Significant influence is presumed to exist where the group holds between 20% and 50% of the voting rights, but can also arise where the group holds less than 20% if it is actively involved and influential in policy decisions affecting the entity. The group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the group’s share of the associate’s post tax results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

(iii) Acquisitions and disposals

The results of subsidiaries acquired during the period are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the period are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

(c)	Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested for impairment annually, or if events indicate that goodwill may be impaired, and carried at cost less accumulated impairment losses.

(ii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (four years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(d) Revenue recognition

Revenue comprises the fair value of consideration received and receivable in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Revenue is recognised in the period earned by rendering of services or delivery of products. Revenue includes sales by group undertakings but excludes all intercompany sales.

Revenue from calls is recognised at the time the call is made over the group’s networks. Revenue from rentals is recognised evenly over the period to which the charges relate. The excess of connection fee revenue over direct connection costs is deferred over the life of the customer relationship, which is estimated to be between three and six years. Revenue from equipment sold to third parties is recognised at the point of sale. Revenue arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Bundled products (line rentals and calls) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard call rates is normally applied based on the relative fair value of the bundle.

Billings for telephone services are made on a monthly or bi-monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The group is required to interconnect its network with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s network. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

(e) Payments to other operators

Payments to other operators are mainly settlement fees that the group pays to other authorised operators for traffic that is routed on their networks.

(f) Research

Expenditure on research is written off as incurred.

(g) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euro, which is the company’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

(h) Taxation

The group is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. If the deferred tax arises from goodwill for which amortisation is not deductible for tax purposes then it is also not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

(i) Financial instruments

Up to 31 March 2005

The accounting policies adopted in respect of financial instruments up to 31 March 2005 are as set out in the 2005 annual report. The group measured financial assets and liabilities in accordance with the principles of FRS 4 “Capital instruments”, FRS 5 “Reporting the substance of transactions” and SSAP 20 “Foreign currency translation”. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13 “Derivatives and other financial instruments: disclosures” setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

Key accounting policies under IAS 32 and IAS 39

In accordance with IFRS 1, the group adopted IAS 32 and IAS 39 from 1 April 2005. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost: any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method. Accrued finance costs attributable to borrowings are included in accrued charges within trade and other payables. Accrued issue costs are netted against the carrying value of borrowings.

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. The dividends on these preference shares are recognised in the income statement as interest expense since the adoption of IAS 32 and IAS 39 on 1 April 2005. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law.

The group’s activities expose it to risks of changes in foreign currency exchange rates and interest rates. The group uses foreign exchange forward contracts, interest rate swaps and currency swaps to hedge these exposures.

Financial instruments from 1 April 2005

Derivative financial instruments are held in the balance sheet at their fair value. All derivative financial instruments held qualify for hedge accounting.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Any ineffective portion of the hedge is recognised in the income statement. When the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the income statement.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the income statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the income statement immediately.

Financial assets held at fair value through income statement

This classification includes two sub-classifications, namely, financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this way if acquired principally for the purpose of selling in the short term or if so designated by management. These financial assets are measured at fair value.

(j) Property, plant and equipment

Property, plant & equipment are stated at historical cost or deemed cost, less accumulated depreciation and impairment losses. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers’ premises and includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction. Land and buildings, are stated at a deemed cost. Land and buildings, which were previously revalued on 31 December 2003, were frozen at deemed cost, based on their fair values, at 1 April 2004 under IFRS1 transition rules.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

Depreciation

Depreciation is provided on property, plant & equipment (excluding land), on a straight-line basis, so as to write off their cost less residual amounts over their estimated economic lives. The estimated economic lives assigned to property, plant and equipment are as follows:

Asset Class	Estimated Economic Life (Years)
Buildings	40

Network Plant
Transmission Equipment
Duct	20
Overhead cable/poles	10-15
Underground cable	14

Exchanges
Exchange line terminations Core hardware/operating software	8 4
Others	3-7

The group’s policy is to review the remaining economic lives and residual values of property, plant & equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life and residual value.

Fully depreciated property, plant & equipment are retained in the cost of property, plant & equipment and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the income statement.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing property, plant & equipment ahead of their own productive use. No depreciation is charged on assets in the course of construction.

(k) Impairment

Assets that have an indefinite useful life, principally goodwill, are not subject to amortisation and are tested for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The value in use of non-current assets is determined from estimated discounted future cash flows. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(l) Capital Grants

Non-repayable grants are accounted for as deferred income, which is amortised to the income statement at the same rate as the related assets are depreciated.

(m) Leased Assets

The capital cost of property, plant & equipment acquired under finance leases is included in property, plant and equipment and depreciated over the shorter of the lease term and the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in current and non-current liabilities, as applicable, while the interest is charged to the income statement over the primary lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

(n) Inventories

Inventories comprise consumable items and goods held for resale. Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a weighted average basis and includes invoice price, import duties and transportation costs. Where necessary, write-downs in the carrying value of inventories are made for damaged, deteriorated, obsolete and unusable items on the basis of a review of individual items included in inventory.

(o) Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. All movements in the level of the provision required are recognised in the income statement.

(p) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments readily convertible to cash, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(q) Employee benefits

(i) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to trustee-administered funds, determined by periodic actuarial calculations. The group operates both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate fund. Under such plans, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The amount recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of AA corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension plans on a contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Share-based compensation

The group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

Share-based compensation - continued

The proceeds received on the exercise of share options net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(r) Provisions

A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured, where material, on a discounted basis.

(s) Share capital

Ordinary shares are classified as equity. Since the adoption of IAS 32 and IAS 39 on 1 April 2005, preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Prior to 1 April 2005, preference shares were classified as other equity shares within equity, in accordance with UK company law.

(t) Dividend distribution

Dividend distribution to equity shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the equity shareholders.

3. Critical Accounting Judgements & Estimates

The most sensitive estimates affecting our financial statements involve the following areas:

(i) Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of the total assets. The annual depreciation charge depends primarily on the estimated lives allocated to each type of asset and, in certain circumstances, estimates of fair values and residual values. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on depreciation and amortisation charges for the period.

(ii) Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs

The group operates a funded defined benefit scheme, which is independent of the group’s finances, for the majority of employees. Actuarial valuations of the main scheme are carried out on an annual basis. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations and the unrecognised pension surplus or deficit at the date of the last valuation. The cost of these benefits and the present value of the pension liabilities depend on the assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. The group uses estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in the financial statements. Differences between assumptions made and actual experience and changes in assumptions made also impact on pension charges.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

(iii) Providing for doubtful debts

The group provides services to individuals and business customers, mainly on credit terms. The group knows that some debts due will not be paid as a result of the default of a small number of customers. The group uses estimates based on historical experience in determining the level of debts, which the group believes, will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact the operating results. Any significant reduction in the level of customers that default on payments or other significant improvements that resulted in a reduction in the level of bad debt provision would have a positive impact on the operating results. The level of provision required is reviewed on an ongoing basis.

(iv) Providing for litigation, contingencies and other constructive obligations

The group are a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. The group reviews the current status of any pending or threatened proceedings with the group’s legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, the group recognise any loss that is considered probable and reasonably quantifiable as of the balance sheet date. In addition, the group provides for other items of an uncertain timing or amount, such as liabilities arising as a result of restructuring programmes and self-insurance. These provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required.

(v) Making appropriate medium-term assumptions on asset impairment reviews

The group undertakes a review for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Factors which the group consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under IFRS are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the fair value of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

(vi) Assessing the level of interconnect income with and payments to other telecommunications operators

The group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other authorised operators to measure the traffic flows interconnecting with the group’s networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other authorised operators and to establish appropriate provisions.

4. Subsequent events

There are no subsequent events.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

5. Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the company and held as treasury shares, if any.

	9 months ended 31 Dec 2004	9 months ended 31 Dec 2005
	€’m	€’m
Profit attributable to equity holders of the company	41	110

Weighted average number of ordinary shares in issue (thousands)	742,688,962	851,364,558

Basic earnings per share (€ per share)	0.06	0.13

For the nine-months ended 31 December 2004, the profit attributable to equity holders is after adjusting for €16m dividends on preference shares. From 1 April 2005, dividends on preference shares are included in finance costs.

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has two categories of potentially dilutive ordinary shares: convertible debt and share options. The convertible debt is not dilutive for the nine-months ended 31 December 2005 or 31 December 2004. For the share options a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the company’s shares for the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	9 months ended 31 Dec 2004	9 months ended 31 Dec 2005
	€’m	€’m
Profit used to determine diluted earnings per share	41	110

Weighted average number of ordinary shares in issue	742,688,962	851,364,558
Adjustment for
– share options	1,853,465	2,499,502

Weighted average number of ordinary shares for diluted earnings per share	744,542,427	853,864,060

Diluted earnings per share (€ per share)	0.06	0.13

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

6. Intangible assets

	As at 31 March 2005	As at 31 Dec 2004	As at 31 Dec 2005
	€’m	€’m	€’m
Goodwill and other intangible assets	686	683	991

Intangible assets have increased following the acquisition of Meteor on the 23 November 2005. The Meteor goodwill and assets and liabilities acquired have been determined on a provisional basis.

7. Borrowings and derivative financial instruments

	As at 31 March 2005	As at 31 Dec 2004	As at 31 Dec 2005
	€’m	€’m	€’m
Non-current liabilities
Borrowings	2,169	2,268	2,236
Derivative financial instruments	32	—	35

Borrowings and derivative financial instruments	2,201	2,268	2,271

Current liabilities
Borrowings	68	1	173
Derivative financial instruments	—	—	—

Borrowings and derivative financial instruments	68	1	173

8. Cash generated from operations

	9 months ended 31 Dec 2004	9 months ended 31 Dec 2005
	€’m	€’m
Operating profit	160	236
Adjustments for:
- Profit on disposal of property and investments	—	(51)
- Depreciation and amortisation	229	213
- Non-cash pension charges	11	42
- Non-cash share option charges	—	1

Cash flows relating to prior year restructuring, business exits & other provisions	(22)	(20)
Non-cash restructuring costs	11	—
Cash flows relating to prior year exceptional charges	(1)	—

Working capital movements
Increase in stocks	—	(2)
Increase in creditors and other provisions	25	21
Increase in debtors	(12)	(18)

Cash generated from operations	401	422

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

9. Reconciliations between IFRS and UK GAAP

A full description of the impact of the differences between UK GAAP and IFRS accounting policies on the group is set out in the IFRS transition document published on 25 August 2005.

A reconciliation of the income statement prepared in accordance with UK GAAP and in accordance with IFRS for the period ending 31 December 2004 is included on page 33 of the transition document and is summarised below.

A reconciliation of the amount of total equity at 31 December 2004 is summarised below. Details of the basis of individual adjustments are set out in the transition document.

In addition, a reconciliation of the amount of total equity at 31 March 2005, before and after the application of IAS 32 and IAS 39, is summarised below and included on pages 10 and 29 of the transition document.

	Profit for the 9 month ended 31 Dec 2004	Total equity as at 31 March 2005	Total equity as at 31 Dec 2004
	€’m	€’m	€’m
As reported under UK GAAP	22	412	451
Impact of:
Capitalised interest	2	16	15
Reversal of goodwill amortised	29	38	29
Deferral of connection revenue	(4)	(25)	(24)
Deferral of IRU revenue	—	(23)	(24)
Revaluation of certain property, plant & equipment at the transition date	—	7	7
Deferred taxation	8	(123)	(126)
Proposed dividend	—	45	—
Recognition of pension asset	—	28	28

IFRS excluding IAS 32 and IAS 39	57	375	356

Fair value of derivatives recognised		(25)
Preference shares transferred to borrowings		(160)

IFRS including IAS 32 and IAS 39		190

eircom Group plc

Commentary on results of operations for the quarter ended 31 December 2005

Overview

EBITDA from continuing operations, before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments of €142 million reduced by 7% for the quarter ended 31 December 2005 compared to €153 million for the quarter ended 31 December 2004. This reduction was primarily driven by higher operating costs, mainly payments to other telecommunication operators and lower voice and data traffic revenue, partially offset by increased Access and Interconnect services revenue.

Revenue

The following table shows certain segmental information relating to our business for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Fixed line services and other revenue	399	404	1
Mobile services revenue(1)	—	23	n/a

Total segmental turnover	399	427	7
Intracompany eliminations	—	(3)	n/a

Total turnover	399	424	6

(1)	Meteor results included in eircom group accounts from 1 December 2005.

Fixed line services and other revenue

The following table shows our revenue, from the fixed line services segment, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Fixed line services:
Access (rental and connections)	143	151	6
Voice traffic	112	103	(8)
Advanced voice services traffic	21	18	(11)

Total voice traffic	133	121	(8)
Data traffic	22	22	(8)

Total voice and data traffic	155	143	(8)
Data communications	43	46	6
Interconnect services	42	52	22
Other products and services	37	39	4

Revenue before discounts	420	431	2
Discounts[3]	(21)	(27)	24

Total fixed line services and other revenue	399	404	1

Intracompany eliminations	—	(1)	n/a

Total fixed line services and other revenue	399	403	1

Total fixed line services and other revenue increased by 1% in the quarter ended 31 December 2005. This was primarily due to increased revenue from ADSL within Access, and higher interconnect services revenue. This was largely offset by reduced voice and data traffic revenue and increased discounts provided to promote sales of ADSL, Talktime packages and access (connection).

eircom Group plc

Access (rental and connections)

The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Total access revenue

Line and equipment rental	118	111	(6)
Connection and other charges	6	6	6
ADSL and bitstream rental and connection	16	24	50
WLR rental and connection	3	10	198

Total access revenue	143	151	6

Access channels (in thousands at period end, except percentages)
PSTN	1,524	1,433	(6)
PSTN WLR	72	171	139

Total PSTN	1,596	1,604	1

ISDN	370	354	(4)
ISDN WLR	6	32	392

Total ISDN	376	386	3

ADSL and bitstream	114	197	73

Total access channels	2,086	2,187	5

Revenue from access increased by 6% in the quarter ended 31 December 2005, due primarily to an increase in ADSL and bitstream revenue, as a result of increased customer demand for our low-cost ADSL service, and WLR revenue partially offset by lower line and equipment rental.

ADSL and bitstream revenue increased significantly in the quarter ended 31 December 2005 as a result of increased customer demand following promotional activity. By 31 December 2005, the number of ADSL and bitstream lines had increased to approximately 197,000 lines, up from approximately 114,000 in December 2004. ADSL and bitstream revenue is stated before discounts of approximately €5 million in the quarter ended 31 December 2005.

At 31 December 2005 approximately 171,000 PSTN lines and approximately 32,000 ISDN channels had transferred to other authorised operators. WLR rental and connection yielded revenues of approximately €10 million in the quarter ended 31 December 2005 for eircom, and also resulted in a reduction in line and equipment rental revenue due to reduced eircom customer lines.

eircom Group plc

Traffic

The following table shows information relating to our total traffic revenue and volumes and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Revenue
Basic voice traffic revenue
Local	26	23	(10)
National	12	12	(6)
Fixed to mobile	49	46	(5)
International	25	22	(11)

Total basic voice traffic revenue	112	103	(8)
Advanced voice services traffic revenue	21	18	(11)

Total voice traffic revenue	133	121	(8)
Data traffic revenue
PSTN data	15	15	(1)
ISDN data	7	7	(20)

Total data traffic revenue	22	22	(8)

Total traffic revenue	155	143	(8)

Traffic (in millions of minutes, except percentages)
Local	800	736	(8)
National	253	239	(6)
Fixed to mobile	289	273	(5)
International	121	110	(9)

Total basic voice traffic minutes	1,463	1,358	(7)
Advanced voice services minutes	167	164	(1)

Total voice minutes	1,630	1,522	(7)
Data traffic volume
PSTN data	857	815	(5)
ISDN data	314	213	(32)

Total traffic data minutes	1,171	1,028	(12)

Total traffic minutes	2,801	2,550	(9)

Overall revenue from voice and data traffic decreased by 8% in the quarter ended 31 December 2005.

Voice traffic

Basic voice traffic revenue decreased by 8% in the quarter ended 31 December 2005. This is due primarily to an overall decline in traffic volumes arising from loss of market share and weakness in the traditional voice market. Revenue relating to advanced voice services decreased by 11% in the quarter ended 31 December 2005, primarily due to a decrease in low margin premium rate services and other voice revenue.

Data traffic

Revenue from data traffic decreased by 8% due to the decline in data minute volumes in the quarter ended 31 December 2005, partially offset by higher yield from flat rate packages. This decrease in data minutes volumes was primarily due to the continued migration of heavy data users to ADSL and bitstream.

eircom Group plc

Data communications

The following table shows information relating to revenue from data communications products and services, the number of leased lines and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m
Data communications revenue
Leased lines	30	30	1
Switched data services	7	10	28
ISP	6	6	6

Total data communications revenue	43	46	6

Number of leased lines (at period end, except percentages)
National leased lines	23,851	21,029	(12)
Partial private circuits	593	1,724	191
International leased lines	430	340	(21)
Interconnect paths	2,275	2,076	(9)

Total leased lines	27,149	25,169	(7)

Revenue from data communications increased by 6% in the quarter ended 31 December 2005, this was primarily due to growth in switched data services and ISP revenue.

Interconnect services

The following table shows information relating to revenue and traffic from interconnect services and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Interconnect services revenue
Interconnect	29	32	6
Foreign terminating traffic	13	20	60

Total interconnect services revenue	42	52	22

Interconnect services traffic (in millions of minutes, except percentages)
Call origination	678	754	11
Call termination	800	836	5
Transit to mobile/fixed	144	196	36
Ancillary	78	84	7
International	33	41	21

Total interconnect	1,733	1,911	10
Foreign terminating traffic	301	423	40

Total interconnect services traffic	2,034	2,334	15

Interconnect services revenue increased by 22% in the quarter ended 31 December 2005 mainly due to growth in interconnect transit and foreign terminating traffic.

Revenue from interconnect increased by 6% in the quarter ended 31 December 2005, due to an increase in transit revenue which has a low margin. This increased transit turnover is largely due to increased volumes of 36% resulting from other authorised operators using eircom to connect with each other.

Revenue from foreign terminating traffic increased by 60% in the quarter ended 31 December 2005, primarily as a result of increased incoming traffic to mobiles, transit traffic and favourable settlements achieved with international traffic carriers.

eircom Group plc

Other products and services

Other products and services include our sales of customer premises equipment to corporate and business customers in eircom Business Systems, directory enquiry and operator services, calling cards, public payphones, Phonewatch, Lan Communications and other revenue, including, Infonet.

The following table shows information relating to revenue for other products and services and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Customer premises equipment	3	4	23
Operator Services	7	8	12
Card and payphones	3	3	(22)
Phonewatch	5	5	12
Lan Communications	10	8	(17)
Other revenue	9	11	17

Other products and services revenue	37	39	4

Revenue from other products and services increased by 4% in the quarter ended 31 December 2005, primarily due to a increase in Customer premises equipment, Operator Services, Phonewatch and other revenue, partially offset by lower Lan Communications due to lower voice hardware sales, and Card & Payphone revenues.

Discounts

Discounts increased by 24% in the quarter ended 31 December 2005 primarily due to increased discounts given on ADSL and bitstream promotions, new Talktime packages and increased access (connection) discounts, which were partially offset by a reduction in voice discounts.

Mobile services revenue

The following table shows our revenue, from the mobile services segment, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Mobile services(1):
Services revenue	—	20	n/a
Other revenue	—	3	n/a

Total mobile services revenue	—	23	n/a
Intracompany eliminations	—	(2)	n/a

Total mobile services revenue	—	21	n/a

(1)	Meteor results included in eircom group accounts from 1 December 2005.

	As at		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
Total subscriber (thousands):	—	565	n/a
Pre-paid subscriber (thousands)	—	529	n/a
Post-paid subscribers (thousands)	—	36	n/a
ARPU (€)	—	€38.18	n/a

Total revenue of €23 million for the month of December 2005. Services revenue comprises primarily prepaid, postpaid and interconnect revenue. Other revenue is derived primarily from handset sales. The total number of subscribers at the end of December was 565,000 and the Average revenue per user (“ARPU”) for the month of December 2005 was €38.18.

eircom Group plc

Operating costs before depreciation, amortisation and restructuring programme costs

The following table shows information relating to our operating costs before depreciation, amortisation and restructuring programme costs, and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Staff costs
Fixed line costs
Wages and salaries and other staff costs	94	89	(5)
Social welfare costs	4	4	3
Pension paid & payable	6	8	27

Pay costs before non-cash pension charges and capitalisation	104	101	(3)
Non-cash pension charges	4	14	280

Pay costs before capitalisation	108	115	7
Capitalised labour	(16)	(15)	(4)

Total fixed line services staff costs	92	100	9
Mobile services staff costs (net of capitalised labour)	—	4	n/a

Total staff costs	92	104	13
Intracompany eliminations	—	—	—

Total staff costs	92	104	13

Other operating costs
Fixed line costs
Payments to telecommunications operators	71	81	14
Purchase of goods for resale, commission and related costs	21	23	7
Materials and services	12	14	13
Other network costs	6	6	—
Accommodation	13	13	4
Sales and marketing	9	12	33
Transport and travel	5	5	8
IT costs	3	4	8
Miscellaneous costs	18	18	3

Total other fixed line operating costs	158	176	10
Mobile services costs		19	n/a

Total other operating costs	158	195	22

Intracompany eliminations		(3)	n/a

Total other operating costs	158	192	20

Total operating costs before depreciation, amortisation and restructuring programme costs	250	296	18

Total operating costs before depreciation, amortisation and restructuring programme costs increased by 18% for the quarter ended 31 December 2005 due to increases in payments to telecommunications operators, increases in staff costs and in other operating costs and also due to the acquisition of Meteor.

Staff costs

Staff costs increased by 13% in the quarter ended 31 December 2005. This was primarily due to the increase of €10 million in non-cash pension charges in the quarter ended 31 December 2005 due to increased amortisation as a result of the increased unrecognised pension deficit at 31 March 2005 of €773 million (31 March 2004: €425 million), partially offset by a one-off credit of approximately €3 million in the quarter. Headcount for fixed line services at 31 December 2005 was 7,258 down from 7,444 at 31 December 2004. At the end of December 2005 there were also 169 agency staff compared to 361 agency staff at 31 December 2004. The reduction in agency staff is due to outsourcing. The costs of these agency staff are included within staff costs. Meteor headcount was 473 at end of December 2005, with an additional 73 agency staff.

Other operating costs

Other operating costs increased by 20% in the quarter ended 31 December 2005. This was primarily due to increases in payments to telecommunication operators, due to higher interconnect transit and foreign outpayment volumes, with a corresponding uplift in revenue and the inclusion of Meteor costs.

eircom Group plc

There was also an increase in sales and marketing, due to customer win-back initiatives and ADSL and bitstream promotions and in the purchase of goods for resale, commission and related costs due to higher ADSL equipment sales and promotional activity, higher materials and services costs and miscellaneous costs due to increased professional fees partially offset by lower bad debt charges in the quarter.

Total operating costs for the mobile segment of €19 million for the month of December, the largest costs relating to costs of equipment sold, dealer commissions, Top-up commissions, interconnect charges and sales and marketing costs relating to the promotion of Meteor over the Christmas period.

Depreciation and amortisation

Depreciation and amortisation increased by 1% in the quarter ended 31 December 2005, due to the inclusion of Meteor.

Restructuring programme costs

There were no restructuring programme costs in the quarter ended 31 December 2005. Restructuring programme costs of €3 million, including related pension costs, were incurred as a result of a voluntary leaving programme in operation in the quarter ended 31 December 2004.

Profit on the disposal of property and investments

There was a profit of €4 million before tax in relation to the disposal of certain property sites and investments.

Finance costs and income

Finance costs, which relate to interest payable and similar charges, increased by €3 million in the quarter ended 31 December 2005 primarily due to the dividend on preference shares being reclassified to finance costs under IFRS. As a result of the IFRS transitional rules the dividend in the comparative period is not reclassified.

Finance income increased due to greater levels of amounts on deposit.

Taxation

The tax charge was flat in the quarter ended 31 December 2005 compared to the quarter ended 31 December 2004.

eircom Group plc

Commentary on results of operations for the nine-month period ended 31 December 2005

Overview

EBITDA from continuing operations, before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments of €440 million reduced by 4% for the nine-month period ended 31 December 2005 compared to €457 million for the nine-month period ended 31 December 2004. This reduction was primarily driven by higher operating costs, mainly payments to other telecommunication operators and lower voice and data traffic revenue, partially offset by increased Access and Interconnect services revenue.

Revenue

The following table shows certain segmental information relating to our business for the periods indicated:

	In the 9 months ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m		%
Fixed line services and other revenue	1,199	1,206	—
Mobile services revenue (1)	—	23	—

Total segmental turnover	1,199	1,229	2
Intracompany eliminations	—	(3)	n/a

Total turnover	1,199	1,226	2

(1)	Meteor results included in eircom group accounts from 1 December 2005.

Fixed line services and other revenue

The following table shows our revenue, from the fixed line services segment, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the 9 months ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€‘m	€‘m	%
Access (rental and connections)	413	445	8
Voice traffic	347	319	(8)
Advanced voice services traffic	62	56	(10)

Total voice traffic	409	375	(8)
Data traffic	73	67	(9)

Total voice and data traffic	482	442	(8)
Data communications	133	136	1
Interconnect services	118	146	24
Other products and services	116	116	—

Revenue before discounts	1,262	1,285	2
Discounts[3]	(63)	(79)	25

Total fixed line services and other revenue	1,199	1,206	—

Intracompany eliminations	—	(1)	n/a

Total fixed line services and other revenue	1,199	1,205	—

Total fixed line services and other revenue increased marginally in the nine-month period ended 31 December 2005. This was primarily due to increased revenue from ADSL within Access, and higher interconnect services revenue. This was largely offset by reduced voice and data traffic revenue and increased discounts, provided to promote sales of ADSL, Talktime packages and increased access (connections) discounts.

eircom Group plc

Access (rental and connections)

The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	In the 9 months ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Total access revenue

Line and equipment rental	355	334	(6)
Connection and other charges	17	19	12
ADSL and bitstream rental and connection	37	66	77
WLR rental and connection	4	26	576

Total access revenue	413	445	8

Access channels (in thousands at period end, except percentages)
PSTN	1,524	1,433	(6)
PSTN WLR	72	171	139

Total PSTN	1,596	1,604	1

ISDN	370	354	(4)
ISDN WLR	6	32	392

Total ISDN	376	386	3

ADSL and bitstream	114	197	73

Total access channels	2,086	2,187	5

Revenue from access increased by 8% in the nine-month period ended 31 December 2005, due primarily to an increase in ADSL and bitstream revenue, as a result of increased customer demand for our low-cost ADSL service, and WLR revenue partially offset by lower line and equipment rental.

ADSL and bitstream revenue increased significantly in the nine-month period ended 31 December 2005 as a result of increased customer demand following promotional activity. By 31 December 2005, the number of ADSL and bitstream lines had increased to approximately 197,000 lines, up from approximately 114,000 in December 2004. ADSL and bitstream revenue is stated before discounts of approximately €14 million in the nine-month period ended 31 December 2005 and approximately €10 million in the nine-month period ended 31 December 2004.

The first WLR orders from other authorised operators were received and processed during the nine-month period ended 31 December 2004. At 31 December 2005 approximately 171,000 PSTN lines and approximately 32,000 ISDN channels had transferred to other authorised operators. WLR rental and connection yielded revenues of approximately €26 million in the nine-month period ended 31 December 2005 for eircom, and also resulted in a reduction in line and equipment rental revenue due to reduced eircom customer lines.

eircom Group plc

Traffic

The following table shows information relating to our total traffic revenue and volumes and the percentage change for the periods indicated:

	In the 9 months ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Revenue
Basic voice traffic revenue
Local	79	70	(11)
National	38	36	(7)
Fixed to mobile	155	145	(6)
International	75	68	(8)

Total basic voice traffic revenue	347	319	(8)

Advanced voice services traffic revenue	62	56	(10)

Total voice traffic revenue	409	375	(8)
Data traffic revenue
PSTN data	48	47	(2)
ISDN data	25	20	(23)

Total data traffic revenue	73	67	(9)

Total traffic revenue	482	442	(8)

Traffic (in millions of minutes, except percentages)
Local	2,431	2,195	(10)
National	773	716	(7)
Fixed to mobile	896	846	(6)
International	364	333	(8)

Total basic voice traffic minutes	4,464	4,090	(8)
Advanced voice services minutes	503	503	—

Total voice minutes	4,967	4,593	(8)
Data traffic volume
PSTN data	2,760	2,560	(7)
ISDN data	1,063	726	(32)

Total traffic data minutes	3,823	3,286	(14)

Total traffic minutes	8,790	7,879	(10)

Overall revenue from voice and data traffic decreased by 8% in the nine-month period ended 31 December 2005.

Voice traffic

Basic voice traffic revenue decreased by 8% in the nine-month period ended 31 December 2005. This is due primarily to an overall decline in traffic volumes arising from loss of market share and weakness in the traditional voice market. Revenue relating to advanced voice services decreased by 10% in the nine-month period ended 31 December 2005, primarily due to a decrease in low margin premium rate services and other voice revenue.

Data traffic

Revenue from data traffic decreased by 9% due to the decline in data minute volumes in the nine-month period ended 31 December 2005 partially offset by higher yield from flat rate packages. This decrease in data minutes volumes is primarily due to the continued migration of heavy data users to ADSL and bitstream.

eircom Group plc

Data communications

The following table shows information relating to revenue from data communications products and services, the number of leased lines and the percentage change for the periods indicated:

	In the 9 months ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m
Data communications revenue
Leased lines	93	93	—
Switched data services	23	26	11
ISP	17	17	(4)

Total data communications revenue	133	136	1

Number of leased lines (at period end, except percentages)
National leased lines	23,851	21,029	(12)
Partial private circuits	593	1,724	191
International leased lines	430	340	(21)
Interconnect paths	2,275	2,076	(9)

Total leased lines	27,149	25,169	(7)

Revenue from data communications increased by 1% in the nine-month period ended 31 December 2005, primarily due to growth in switched data services, partially offset by lower ISP revenue due to customers migrating to flat rate internet products and DSL.

Interconnect services

The following table shows information relating to revenue and traffic from interconnect services and the percentage change for the periods indicated:

	In the 9 months ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Interconnect services revenue
Interconnect	83	89	7
Foreign terminating traffic	35	57	64

Total interconnect services revenue	118	146	24

Interconnect services traffic (in millions of minutes, except percentages)
Call origination	1,933	2,267	17
Call termination	2,346	2,532	8
Transit to mobile/fixed	403	556	38
Ancillary	216	258	19
International	106	117	10

Total interconnect	5,004	5,730	15
Foreign terminating traffic	843	1,132	34

Total interconnect services traffic	5,847	6,862	17

Interconnect services revenue increased by 24% in the nine-month period ended 31 December 2005 mainly due to growth in interconnect transit and foreign terminating traffic.

Revenue from interconnect increased by 7% in the nine-month period ended 31 December 2005, due to an increase in transit revenue which has a low margin. This increased transit turnover is largely due to increased volumes of 38% resulting from other authorised operators using eircom to connect with each other.

Revenue from foreign terminating traffic increased by 64% in the nine-month period ended 31 December 2005, primarily as a result of increased incoming traffic to mobiles, transit traffic and favourable settlements achieved with international traffic carriers.

eircom Group plc

Other products and services

Other products and services include our sales of customer premises equipment to corporate and business customers in eircom Business Systems, directory enquiry and operator services, calling cards, public payphones, Phonewatch, Lan Communications and other revenue, including, Infonet.

The following table shows information relating to revenue for other products and services and the percentage change for the periods indicated:

	In the 9 months ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Customer premises equipment	9	10	14
Operator Services	24	26	8
Card and payphones	11	9	(23)
Phonewatch	13	16	26
Lan Communications	27	25	(8)
Other revenue	32	30	(6)

Other products and services revenue	116	116	—

Revenue from other products and services was flat in the nine-month period ended 31 December 2005, primarily due to higher revenues from Operator services, Customer premises equipment and Phonewatch, partially offset by lower Card and payphones revenue and lower Lan Communications revenue due to lower voice hardware sales and lower other revenue.

Discounts

Discounts increased by 25% in the nine-month period ended 31 December 2005 primarily due to increased discounts given on ADSL and bitstream promotions, new Talktime packages and increased access (connection) discounts, which were partially offset by a reduction in voice discounts.

Mobile services revenue

The following table shows our revenue, from the mobile services segment, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the 9 months ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Mobile services (1):
Services revenue	—	20	n/a
Other revenue	—	3	n/a

Total mobile services revenue	—	23	n/a
Intracompany eliminations	—	(2)	n/a

Total mobile services revenue	—	21	n/a

(1)	Meteor results included in eircom group accounts from 1 December 2005.

	As at		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
Total subscriber (thousands):	—	565	n/a
Pre-paid subscriber (thousands)	—	529	n/a
Post-paid subscribers (thousands)	—	36	n/a
ARPU (€)	—	€38.18	n/a

Total revenue of €23 million for the month of December 2005. Services revenue comprises primarily prepaid, postpaid and interconnect revenue. Other revenue is derived primarily from handset sales. The total number of subscribers at the end of December was 565,000 and the ARPU for the month of December 2005 was €38.18.

eircom Group plc

Operating costs before depreciation, amortisation and restructuring programme costs

The following table shows information relating to our operating costs before depreciation, amortisation and restructuring programme costs, and the percentage change for the periods indicated:

	In the 9 months ended		% Change[2] 2004/2005
	31 Dec 2004	31 Dec 2005
	€ ‘m	€ ‘m	%
Staff costs
Fixed line
Wages and salaries and other staff costs	276	267	(3)
Social welfare costs	11	11	1
Pension paid & payable	19	23	21

Pay costs before non-cash pension charges and capitalisation	306	301	(2)
Non-cash pension charges	11	42	280

Pay costs before capitalisation	317	343	8
Capitalised labour	(43)	(43)	1

Total fixed line services staff costs	274	300	9
Mobile services staff costs (net of capitalised labour)	—	4	n/a

Total staff costs	274	304	11
Intracompany eliminations	—	—	n/a

Total staff costs	274	304	11

Other operating costs
Fixed line costs
Payments to telecommunications operators	222	239	8
Purchase of goods for resale, commission and related costs	62	67	8
Materials and services	38	35	(8)
Other network costs	20	20	—
Accommodation	39	41	5
Sales and marketing	26	33	27
Transport and travel	14	14	3
IT costs	11	10	(7)
Miscellaneous costs	47	49	3

Total other fixed line operating costs	479	508	6
Mobile services costs	—	19	n/a

Total other operating costs	479	527	10
Intracompany eliminations	—	(3)	n/a

Total other operating costs	479	524	9

Total operating costs before depreciation, amortisation and restructuring programme costs	753	828	10

Total operating costs before depreciation, amortisation and restructuring programme costs increased by 10% for the nine-month period ended 31 December 2005 due to increases in staff costs and increases in other operating costs and the acquisition of Meteor.

Staff costs

Staff costs increased by 11% in the nine-month period ended 31 December 2005. This was primarily due to the increase of €31 million in non-cash pension charges in the nine-month period ended 31 December 2005 due to increased amortisation as a result of the increased unrecognised pension deficit at 31 March 2005 of €773 million (31 March 2004: €425 million). This was offset by a reduction in pay costs before non-cash pension charges and capitalisation of 2% due mainly to reduced headcount and by a one-off credit of approximately €3 million. Capitalised labour increased by 1% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the network. Headcount in fixed services at 31 December 2005 was 7,258 down from 7,444 at 31 December 2004. At the end of December 2005 there were also 169 agency staff compared to 361 agency staff at 31 December 2004. The reduction in agency staff is due to outsourcing. The costs of these agency staff are included within staff costs. Meteor headcount at the end of December was 473 with an additional 73 agency staff.

eircom Group plc

Other operating costs

Other operating costs increased by 9% in the nine-month period ended 31 December 2005. This was primarily due to increases in payments to telecommunication operators, in the purchase of goods for resale, commission and related costs, and in sales and marketing. Meteor costs are included from the 1 December 2005.

The increases of 8% in the nine-month period ended 31 December 2005 in payments to telecommunication operators was due to higher interconnect transit and foreign outpayment volumes, this factor also resulted in a corresponding uplift in revenue. The increase in the purchase of goods for resale, commission and related costs of 9% was due to higher ADSL equipment sales and promotional activity.

This increases in sales and marketing of 27%, was due to customer win-back initiatives and ADSL and bitstream promotions and the outsourcing of customer promotion activities at the end of last year. Miscellaneous costs also increased, arising from compensation for the early termination of an agreement becoming fully amortised in the previous period and increased professional fees. These increases were partially offset by a reduction in the provision for bad debts and a reduction in materials and services costs, due to lower volumes and amortisation of costs over longer periods, one-off savings on historic international maintenance contracts of approximately €2.4 million, and lower IT costs due to renegotiation of contracts.

Total operating costs for the mobile segment were €19 million. The largest costs relating to costs of equipment sold, dealer commissions, Top-up commissions, interconnect charges and sales and marketing costs relating to the promotion of Meteor over the Christmas period.

Depreciation and amortisation

Depreciation and amortisation decreased by 7% in the nine-month period ended 31 December 2005, due mainly to reduced capital expenditure in recent years and the impact of assets which are now fully depreciated. Our policy is to review asset lives on an ongoing basis in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives. These reductions were partially offset by charges in respect of Meteor’s fixed assets.

Restructuring programme costs

There were no restructuring programme costs in the nine-month period ended 31 December 2005. Restructuring programme costs of €57 million, including related pension costs, were incurred as a result of a voluntary leaving programmes in operation in the nine-month period ended 31 December 2004.

Profit on the disposal of property and investments

There was a profit of €51 million before tax with regard to the disposal of certain property sites and investments.

Finance costs and income

Finance costs, which relate to interest payable and similar charges, increased by €12 million in the nine-month period ended 31 December 2005 due primarily to the dividend on preference shares being reclassified to finance costs under IFRS. As a result of the transitional rules the dividend in the comparative period is not reclassified.

Finance income increased due to greater levels of amounts on deposit and a decrease in the net deficit on an annuity plan.

Taxation

The tax charge increased by €19 million due to profits on property transactions and higher taxable profits from operations.

Liquidity

Net cash generated from operating activities

Our primary source of liquidity is cash generated from operations, which represents operating profit adjusted for non-cash items which are principally depreciation and non-cash pension charges. Cash flows from operating activities are also impacted by working capital movements. During the nine-month period ended 31 December 2005, eircom Group plc

cash generated from operating activities increased by 16%, to €421 million from €363 million in the nine-month period ended 31 December 2004. This increase was due primarily to improvements in cash generated from operations and a reduction of €37 million in net tax paid.

During the nine-month period ended 31 December 2005 we were refunded €2 million taxation in respect of the year ended 31 March 2004.

Cash flows from investing activities

During the nine-month period ended 31 December 2005 cash outflows, net of cash acquired, of €420 million relate to the acquisition of Meteor on a debt free basis. This amount includes the repayment of €219 million of Meteor’s loans to Western Wireless International following the acquisition by eircom.

During the nine-month period ended 31 December 2005, we made payments in respect of capital expenditure, of €171 million, compared to €144 million in the nine-month period ended 31 December 2004. The movement is due to acceleration of capex programmes and timing of payments. Capital expenditure is used primarily to grow and renew our existing network in order to improve our services and customer satisfaction.

In the nine-month period ended 31 December 2004, restricted cash of €68 million was used by the group for the purposes of redeeming Redeemable Preference Shares and Trancheable Redeemable Preference Shares.

During the nine-month period ended 31 December 2005 we received interest of €8 million on cash deposits and proceeds from sale of PPE and investments of €60 million.

Cash flows from financing activities

During the nine-month period ended 31 December 2005 we had cash inflows of €206 million mainly relating to the €404 million proceeds received in respect of the rights issue offset by dividend payments to equity and preference shareholders and interest payments. Dividend payments of €99 million were made to equity shareholders relating to the final dividend for the fiscal year ending March 2005 and for the interim dividend for the half year ending September 2005. Dividend payments of €10 million were made to the preference shareholders.

During the nine-month period ended 31 December 2004, we had cash outflows of €68 million in respect of the redemption of Redeemable Preference Shares and Trancheable Redeemable Preference Shares in accordance with their terms. During the nine-month period ended 31 December 2004, fees paid in respect of the Initial Public Offering, in March 2004, amounted to €33 million and the group paid €24 million of interest cost relating to the early exit from interest rate swaps.

eircom Group plc

Capital resources

The following table sets out our contractual obligations and commitments as they fall due for payment, as at 31 December 2005. This is stated before offsetting capitalised fees of €37 million, relating to the refinancing of the debt and €23 million, relating to the interest rate hedges on the loans and notes.

	Within 1 Year	Between 1 & 3 Years	Between 3 & 5 Years	After 5 Years	Total
	€’m	€’m	€’m	€’m	€’m
As at 31 December 2005
Overdraft	4	—	—	—	4
Loans	140	280	830		1,250
7.25% Senior notes due 2013 (listed)	—	—	—	550	550
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	510	510
Preference shares	29	58	58	—	145
Finance leases	10	94	40	—	144
Operating leases	34	77	55	177	343
Capital commitments	44	—	—	—	44

	261	509	983	1,237	2,990

Contingent liabilities

On 8 September 2005, Smart Telecom instituted proceedings against eircom in the Irish High Court, challenging the validity of a notice of termination issued by eircom to Smart Telecom terminating the interconnection agreement between the parties, and alleging that the notice of termination is an abuse by eircom of its dominant position in the telecommunications market. Smart Telecom further alleges that eircom is abusing its dominant position by refusing to provide network access in the form of LLU to Smart Telecom in the manner required by Smart Telecom. Smart Telecom is seeking relief in the form of declarations that the notice of termination is invalid and an abuse of dominance, that eircom is abusing its dominance by failing to meet Smart Telecom’s LLU requirements and unspecified damages, including exemplary damages, for breach of contract and violation of the Competition Act 2002 and the EC Treaty.

eircom’s directors believe that the notice of termination was validly issued in accordance with the interconnect agreement, and that eircom provides access to its network fully in accordance with its obligations, and we intend to defend the proceedings vigorously. Smart Telecom submitted general particulars of their damages claim under the headings wasted expenditure (€1.6 million), delayed sales/lost customers (€3.8 million per annum), and capitalisation of losses (€41.7 million per annum). Even if Smart Telecom could establish liability on eircom’s part under each of these headings, our directors do not believe that these figures represent damages that would be properly recoverable from eircom.

The case came before the High Court on 19 October 2005 when a settlement was reached on the injunction application. The substantive action concerning LLU was adjourned in relation to procedural issues and no date has been set for trial of the case.

There has been no other material change in our contingent liabilities in the nine-month period ended 31 December 2005 since the filing of the 20-F for the year ended 31 March 2005.

Share options

During the nine-month period ended 31 December 2005, the remaining 53,465 options were exercised under the eircom Group Executive Share Option Plan. In addition 673,218 shares were vested under the Group Key Executive Share Award Plan and 980,886 options were cancelled under the new Share Option Plan to Executive Directors and Senior Executives. Hence, prior to the rights issue, the following were outstanding:

-	Group Key Executive Share Award Plan 798,980;

-	Share Option Plan to Executive Directors and Senior Executives 7,421,556.

As a result of the rights issue, the above entitlements were rebased as follows:

-	Group Key Executive Share Award Plan 882,873;

-	Share Option Plan to Executive Directors and Senior Executives 8,200,820.

Subsequent to the rights issue, 69,643 shares were vested under the Group Key Executive Share Award Plan and 6,041,509 options under the new Share Option Plan to Executive Directors and Senior Executives were granted at a strike price of €2.205.

eircom Group plc

Forward looking statements

This document includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements include all matters that are not historical facts and include statements regarding the intentions, beliefs or current expectations of eircom Group plc concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the group and the industries in which it operates. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance. The group’s actual results of operations, financial condition, liquidity, and the development of the industries in which it operates may differ materially from the impression created by the forward looking statements contained in this document.

Notes:

1.	Percentage changes have been calculated based on the data presented.

2.	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

3.	Discounts are primarily related to revenue derived from access, voice and data traffic and ADSL and bitstream, which are presented on a gross basis in the table above.

A conference call will be held on Thursday 16 February at 9.30 am.

The dial-in number is + 353 1 6647603, Pin number 72936.

Exhibit 99.2

Valentia Telecommunications

eircom Group plc, the parent company of Valentia Telecommunications, today announced their third quarter results to 31 December 2005.

CONTACT:

eircom Group plc

Jennifer Creevey, Investor relations

Phone: (+353) 1 701 5107 or (+353) 1 701 5491

16th February 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Group plc (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: February 16, 2006	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: February 16, 2006	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: February 16, 2006	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: February 16, 2006	Title:	Chief Executive Officer